Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000 April 16, 2019

VIA EDGAR AND FEDERAL EXPRESS

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook

          Erin Jaskot

Re:	BridgeBio Pharma LLC

Draft Registration Statement on Form S-1

Submitted on February 14, 2019

CIK No. 0001743881

Ladies and Gentlemen:

This letter is being submitted on behalf of BridgeBio Pharma LLC (the “Company”) in response to comments contained in the letter dated March 14, 2019 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Neil Kumar, Ph.D., Chief Executive Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 that was submitted on February 14, 2019. The Company is concurrently filing a Draft Registration Statement (the “Draft Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to the Draft Registration Statement as marked. Copies of this letter and its attachments will also be provided to Rolf Sundwall, Mary Mast, Christine Westbrook and Erin Jaskot of the Commission.

Prospectus Summary

Overview, page 1

1.

We note your disclosure that several of your programs target potential “blockbuster” opportunities. Please tell us the definition you use to define a blockbuster opportunity, and place this selected disclosure in appropriate context by specifying the programs and indications you believe present blockbuster opportunities and whether the related programs are in the clinical, preclinical or lead optimization stage. For those programs that are lead optimization or preclinical stage, please tell us why you believe it is appropriate to characterize these as blockbuster opportunities given the early stage of development.

United States Securities and Exchange Commission

April 16, 2019

RESPONSE: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that in the pharmaceutical industry, a “blockbuster drug” is often defined as a drug that generates annual sales of at least $1.0 billion. The Company has removed the term “blockbuster” from the Draft Registration Statement and replaced it with “the potential for our product candidates, if approved, to target portions of market opportunities of at least $1.0 billion in annual sales.” In support of this statement, the Company is supplementally providing the Staff with copies of equity research reports, in which statements have been highlighted in support of the following:

1.	The global metastatic urothelial cancer market, which is targeted by the Company’s BBP-831 program in FGFR-driven cancers (QED Therapeutics, Inc.) could grow to $11.0 billion.

2.	Phase 1 clinical data from a third-party product candidate in achondroplasia, which is also targeted by the Company’s BBP-831 program, supports a potential ~$1.0 billion peak sales opportunity.

3.	Peak global revenues of $1.1 billion are projected for a third-party product candidate in Phase 3 clinical development in achondroplasia, which is targeted by the Company’s BBP-831 program.

4.

A large market opportunity of greater than $9.0 billion for KRAS G12C inhibitors for the treatment of lung and colorectal cancers, could accommodate multiple players. The Company’s BBP-454 program (TheRas, Inc.) is designed to target a broader set of cancers by pursuing mutation-agnostic mechanisms for the inhibition of KRAS, beyond only the G12C mutation.

5.

The market for classic congenital adrenal hyperplasia, or CAH, which is targeted by the Company’s BBP-631 program (Adrenas Therapeutics, Inc.) is estimated to be approximately a $4.0 to $5.0 billion opportunity.

6.	The oral TTR stabilizer market, which is targeted by the Company’s BBP-265 program (Eidos Therapeutics, Inc.) is estimated as a $4.4 billion peak sales opportunity.

Our Platform, page 2

2.

We note your disclosure that you “rapidly” advance your product candidates to objective critical decision points. Please revise your disclosure and similar statements throughout your registration statement, e.g., on page 31, to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as these statements are speculative for you to make. Similarly, please remove statements that imply you will be successful in mitigating risk associated with drug development, such as your statement on page 114 that you “avoid taking on the risk associated with scientific uncertainties often seen with novel modalities” and your statements throughout that you focus on programs that you believe to be “lower development risk.”

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 1, 32, 95, 113 and 118 of the Draft Registration Statement.

Our Platform, page 3

3.

We note your reference to “promising” oncology programs and other references to your product candidates as potential “first-in-class” or “best-in-class” therapies. These terms suggest that the product candidates are effective and likely to be approved. Please delete these references throughout your registration statement. If your use of these terms was intended to convey your belief that the products are based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, if applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.

United States Securities and Exchange Commission

April 16, 2019

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 3, 5, 115, 122, 130, 155, 165 and 176 of the Draft Registration Statement.

4.

Please refine the description of your pipeline by categories so that it presents a balanced view of the status of such programs. For example, please state that three out of four of your oncology product candidates are in the lead optimization phase.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 3, 114 and 115 of the Draft Registration Statement.

5.

Please tell us why you believe that BBP-265, BBP-831, BBP-631 and BBP-454 have the greatest potential to drive near-term value. We note other similarly situated programs in your pipeline in terms of stage of development and patient population. In addition, BBP-631 and BBP-454 are in very early stages of development, so it is unclear how they would provide value in the near-term. Please also clarify if you intend to prioritize the funding of these programs over your other programs, as is suggested by disclosure on page 15 and elsewhere in your filing.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s belief that BBP-265, BBP-831, BBP-631 and BBP-454 have the greatest potential to drive significant value for the Company is based on a combination of factors, including these product candidates’ stage of development, potential availability of expedited development pathways, degree of unmet medical need and potential market size in the product candidates’ target indications. Accordingly, the Company has revised the disclosure accordingly on pages 3 and 115 of the Draft Registration Statement and removed references to such programs driving “near-term” value. The Company has also clarified on page 5 of the Draft Registration Statement that it currently expects that it will prioritize these programs in its near-term use of cash and cash equivalents.

6.

We note your disclosure on pages 5 and 133 concerning the development plan for BBP-831/Infigratinib. As you have not yet commenced any Phase 3 trials or submitted a new drug application (NDA) for this product candidate for any indication, please shorten the arrow in your pipeline development chart so that it reflects the current stage of development. Please also revise the “Current Status” column in the chart on page 116 accordingly. In addition, please clarify that your preparation for an NDA submission is with respect to BBP-831 only for use as a second-line therapy.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 4, 116, 121 and 130 of the Draft Registration Statement.

7.

Please tell us what is meant that three of your product candidates are “Registrational.” To the extent this indicates that they have completed the trial prior to your submission of an NDA, we note your disclosure on page 133 that you expect to enroll approximately 20 additional subjects in the ongoing CCA Phase 2 clinical trial and your Phase 2 clinical trial for BBP-870 is also ongoing. Please tell us the significance of indicating that these trials are registrational as opposed to indicating their current status or that they have completed a particular trial phase.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 1, 95, 113 and 129 of the Draft Registration Statement.

United States Securities and Exchange Commission

April 16, 2019

8.

Your pipeline table appears to include every in-house development program. Please revise the table to include only those programs that are material to the company. If you believe that every program listed is material, please provide us with an analysis explaining your belief. In particular, to the extent your programs in the lead optimization stage are material to the company, please discuss this in your analysis.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that each of the programs listed in the pipeline table is material to the Company because the Company believes that each such program has the potential to contribute significant value to the Company and that investors could have an interest in being informed about the programs in deciding whether to invest in the Company. Additionally, the Company respectfully advises the Staff that not every in-house development program is listed in the pipeline table. The Company has revised the disclosure accordingly on pages 4 and 116 of the Draft Registration Statement to indicate that the pipeline table shows the material development programs of the Company.

Who Should Invest, page 4

9.	Please delete the disclosure in this section as it presents itself as a disclaimer that only particular investors should invest in the company.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 4, 5 and 116 of the Draft Registration Statement so that the statement represents an investment thesis for the Company rather than a disclaimer that only particular investors should invest in the Company.

Risks Associated with Our Business, page 7

10.

Please expand your disclosure in the fourth bullet point to highlight the risks associated with developing gene therapy candidates, as discussed on pages 28 to 31. Please also expand the disclosure in the seventh bullet point to disclose competition with respect to your key value drivers, as discussed on page 60, and in the penultimate bullet point to disclose pending patent litigation, as discussed on page 45. Additionally, please add a bullet point to highlight the risk that as a result of concentration of share ownership, existing shareholders will be able to exert significant influence over matters subject to shareholder approval, as discussed on page 73, and a bullet point discussing the risk that you may expend your limited resources to pursue a particular product candidate and fail to capitalize on more profitable development opportunities.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 8 and 9 of the Draft Registration Statement.

Implications of Being An Emerging Growth Company, page 9

11.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), whether or not they retain copies of such communications.

United States Securities and Exchange Commission

April 16, 2019

Use of Proceeds, page 82

12.

Please expand your disclosure to specify the intended use of proceeds, including the amount you intend to allocate to each product candidate individually and how far the net proceeds are expected to allow you to continue in the development for each of your product candidates. Refer to Item 504 of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that it will specify the breakdown of its anticipated use of proceeds among each of its key value driver programs and other categories of product candidates and programs in a subsequent amendment to the Draft Registration Statement.

Reorganization, page 84

13.

We note that, in connection with your corporate reorganization, you will issue shares of BridgeBio Pharma, Inc. to holders of existing units in BridgeBio Pharma LLC in exchange for the LLC units. Please tell us whether you are relying on an exemption from registration for the issuance to unitholders, including the facts supporting such exemption.

RESPONSE: The Company respectfully advises the Staff that because the various steps of the corporate reorganization (the “Reorganization”) will not involve an offer and/or sale of securities, the registration requirements of the Securities Act do not apply to the Reorganization. Broadly speaking, the steps of the Reorganization constitute a private restructuring of equity holdings among a group of equity stakeholders of a non-public company. As a result, any “issuance” of equity pursuant to the Reorganization would not constitute an offer and/or sale, and if such issuance did, it would constitute an exempt issuance pursuant to Section 4(a)(2) of the Securities Act. As further described in the prospectus, the issuer (and ultimate registrant under the registration statement) is BridgeBio Pharma, Inc., a to-be-formed Delaware corporation (the “Corporation”). The Corporation will create a Delaware limited liability company (the “Merger Sub”), which will be a wholly-owned subsidiary of the Corporation. The Merger Sub will then merge with and into the existing company, BridgeBio Pharma LLC (the “LLC Entity”), with the LLC Entity as the surviving entity of the merger. These steps taken together constitute the Reorganization.

As part of the Reorganization, the existing holders of membership units of the LLC Entity will exchange those units for shares of common stock of the Corporation, after which those unitholders will have received 100% of the outstanding capital stock of the Corporation as of immediately prior to the completion of the offering. The shares of common stock will be allocated pursuant to the distribution provisions of the LLC Entity’s Fourth Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”), with each unitholder receiving an aggregate number of shares of common stock of the Corporation with value equal to the dollar amount the unitholder would receive under the distribution provisions of the LLC Agreement and as disclosed in the Draft Registration Statement, assuming the LLC Entity was liquidated immediately prior to the completion of the offering.

As a result, the Company believes that any deemed issuance of the Company’s common stock as a result of the Reorganization would be exempt from registration under Section 4(a)(2) of the Securities Act because it would be a private placement transaction not involving a public offering. The Staff has

United States Securities and Exchange Commission

April 16, 2019

previously recognized that registration is not required where securities are issued in a transaction that is merely a change of form of the issuer and not a change in the substance of it. In the Reorganization, the LLC Entity is merely converting itself into a corporation with the same persons being the stockholders of the Corporation as were the unitholders of the LLC Entity, with each unitholder receiving an aggregate number of shares of common stock of the Corporation with value equal to the dollar amount it would receive under the distribution provisions of the LLC Agreement. In essence, the securities being issued in the Reorganization are exempt from registration because the transaction does not involve an offer or sale of new equity rights.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Equity-Based Compensation, page 101

14.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the units underlying your equity issuances and the reasons for any differences between the recent valuations of your units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business

Key Value Drivers

BBP-265/AG10 (Eidos): TTR Amyloidosis

Our Product Concept, page 118

15.

We note your reference to cross-study comparisons of clinical data here and presentation of prospective and retrospective study data on pages 117, 118 and 120, including the chart on page 120, and your discussion of cross-trial comparisons with respect to additional product candidates on pages 128, 129, 135, 138, 150 and 151. Please remove any comparisons with third party treatments, including your perceived advantage over existing therapies and therapies in development, such as those discussed on page 125, as the data and your conclusions are not based on head-to-head studies.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 122, 123, 124, 130, 133, 135, 141, 157 and 158 of the Draft Registration Statement.

BBP-831/Infigratinib (QED): FGFR-Driven Cancers

Clinical Data, page 129

16.

We note statements throughout stating that Infigratinib has shown “meaningful clinical activity” and “significant clinical activity.” Please tell us what you mean by meaningful and significant, including the measurements you are using to make such determinations.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 6, 131 and 133 of the Draft Registration Statement.

17.

Please expand your disclosure to include the objective data points for each of ORR, PFS, BOR, DCR and OS, and how the interim analysis results compare to the established endpoints. Please provide similar disclosure for the trial discussed on page 131 and in your discussion of results on page 133 so that investors can understand the significance of the results.

United States Securities and Exchange Commission

April 16, 2019

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 134 and 136 of the Draft Registration Statement.

18.	Please explain the significance of the waterfall charts on pages 130-131.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 135 and 136 of the Draft Registration Statement.

19.

We note your statement on page 133 that your plan to discuss the marketing authorization pathway for the companion diagnostic you are developing. On page 37 you note that the FDA will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of diagnostics, which you expect will require separate regulatory clearance or approval. Please revise your disclosure to explain how approval of your diagnostic tool for BBP-831 impacts the timing of approval and/or commercialization of BBP-831. Please also disclose the impact to approval and or/marketing of BBP-831 if the diagnostic tool is not approved.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 139 of the Draft Registration Statement.

Safety Data, page 131

20.	Please disclose all serious adverse events experienced by patients exposed to infigratinib, whether or not treatment related, including the incidence of each serious adverse event.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 137 of the Draft Registration Statement.

BBP-870 (Origin): MoCD Type A, page 144

21.	Please disclose all serious adverse events that occurred in the Phase 2 and Phase 2/3 clinical trials, whether or not related to BBP-870.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 154 of the Draft Registration Statement.

BBP-009/Patidegib (PellePharm): Gorlin Syndrome and High Frequency Basal Cell Carcinoma, page 148

22.

Please disclose the primary and secondary endpoints for each of the Phase 2 clinical trials in terms of their objective data points and how the results of the studies compared to the endpoints. Please also disclose data supporting your statement that the Phase 2 trial showed statistically significant levels of clearance of BCCs after three months. Please ensure that you present a complete picture of all results so that investors can understand the significance of the results that you cite. Please also disclose all serious adverse events, whether or not treatment-related.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 157 and 158 of the Draft Registration Statement.

United States Securities and Exchange Commission

April 16, 2019

Intellectual Property, page 173

23.	Please expand your disclosure to indicate the relevant jurisdiction for each of your foreign patents. Refer to Item 101(c)(1)(iv) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 181 to 183 of the Draft Registration Statement.

Our Material Agreements

BBP-831 License Agreement with Novartis International Pharmaceutical Ltd., page 177

24.

Please expand your disclosure to quantify the value of the shares of Series A preferred stock to be issued to Novartis under the license agreement. Please provide similar disclosure with respect to the common shares issued to Lotus under the asset purchase agreement for BPP-589 referenced on page 177 and with respect to the common shares issued under the collaboration and license agreement with the Board of Regents of the University of Texas System, as referenced on page 180.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 186 and 188 of the Draft Registration Statement.

BBP-009 (Patidegib): Option Agreement with LEO Pharma A/S, page 178

25.	Please disclose the certain events that would prevent LEO Pharma from exercising its option to acquire PellePharm.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the conditions upon which LEO Pharma’s option terminates were specifically negotiated between PellePharm and LEO Pharma, and the Company intends to seek confidential treatment for such terms because their disclosure to the public may cause competitive harm to the Company, and such terms are not material to an investor’s understanding of the Company’s or PellePharm’s business, operations or financial condition.

General

26.

Please ensure that all graphics are legible, including your pipeline development charts, and provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the graphics on pages 2, 4, 113, 116, 117, 120, 121, 123, 124, 126, 127, 129, 135, 136, 140, 143, 149, 156, 160, 161, 168, 173, 174 and 177 of the Draft Registration Statement to ensure they are legible. The Company respectfully advises the Staff that no additional graphics, visual, or photographic information are currently contemplated to be used in its printed prospectus other than those currently contained in the Draft Registration Statement. If the Company determines that it will include any additional graphic, visual or photographic information, it will promptly provide such information to the Staff in an amendment or on a supplemental basis.

United States Securities and Exchange Commission

April 16, 2019

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong

Enclosures:
cc:	Neil Kumar, Ph.D., BridgeBio Pharma LLC
Brian Stephenson, BridgeBio Pharma LLC
Mitchell S. Bloom, Goodwin Procter LLP
Marc D. Jaffe, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP